Form 51-102F4
Business Acquisition Report

Item 1.	Identity of Company

1.1	Name and Address of Company

Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”)
Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1X8

1.2	Executive Officer

Brett Heath
President and Chief Executive Officer
1-858-717-3677

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

The Company entered into a Share and Asset Purchase Agreement dated June 9, 2017

(the “Agreement”) with Coeur Mining, Inc. (“Coeur Mining”) and certain subsidiaries of Coeur (collectively “Coeur”). Coeur Mining is a public company listed on the New York Stock Exchange and is engaged in the business of the production of special metals through its five precious metals mines located in the Americas. Part of Coeur Mining’s operating revenue is derived from various royalties and the sale of precious metals that it has agreed to purchase from other mining companies pursuant to the following agreements (collectively the “Coeur Portfolio”):

(a)

an offer letter from Minera Joaquin SRL, accepted by Coeur Mining on March 9, 2017 in connection with a 2% net smelter returns royalty (“NSR”) payable by Pan American Silver Corp. (“Pan American”) on minerals mined from the concessions forming part of the Joaquin project;

(b)

a Letter Agreement, dated August 8, 2003 by and between Minera Australiana S.A. (“Minera Australiana”) and IAMGOLD Ecuador S.A. (“IAMGOLD Ecuador”); an Assignment Agreement, dated as of October 2, 2003, by an among Minera Australiana, Elipe S.A. and Dynasty Metals & Mining Inc. (“Dynasty”); an Intercorporate Assignment and Assumption Agreement, dated as of September 1, 2010, between IAMGOLD Ecuador and IAMGOLD- Quebec Management Inc. (“IAMGOLD-Quebec”); an Intercorporate Assignment and Assumption Agreement dated as of November 25, 2010 between IAMGOLD-Quebec and 1570926 Alberta Ltd. (“157 Alberta”); an Agreement to be Bound dated as of April 21, 2011 signed by IAMGOLD Corporation (formerly IAMGOLD-Quebec); and an Agreement to be Bound dated as of April 21, 2011 signed by 157 Alberta (0986566 B.C. ULC, a subsidiary of Coeur Mining, owns, directly, 100% of the issued and outstanding securities of Global Royalty Corp. and, indirectly, 100% of the issued and outstanding securities of 157 Alberta. 157 Alberta and GRC completed an amalgamation whereby 157 Alberta became the surviving entity), in connection with a 1.5% NSR royalty payable by Dynasty on minerals mined from the Zaruma gold mine. As the Zaruma mine is currently in production, applicable financial information regarding 157 Alberta (included in the financial statements of Global Royalty Corp.) are attached to this Report;

(c)

a Contrato de Opcion de Compra Minera y Novacion between Coeur South America Corp., a subsidiary of Coeur Mining, Agenie en Chile, Minera Southern Legacy and Southern Legacy Minerals Inc., executed by the parties and notarized by Maria Gloria Acharan Toledo on May 18, 2010, in connection with a 1.5% NSR royalty payable by Regulus Resources Inc. on minerals mined from the Puchuldiza project. As the Puchuldiza project has not currently entered into production, there are no revenues for which financial statements are available; and

(d)

an Amended and Restated Silver Sale and Purchase Agreement, dated March 28, 2006, between Cobar Operations Pty Ltd (“Cobar”) and CDE Australia Pty Ltd. (“CDE Australia”) (a subsidiary of Coeur Mining); and a Supplemental Agreement in respect of the Amended and Restated Silver Sale and Purchase Agreement, dated January 29, 2008, between Cobar and CDE Australia, in connection with the Endeavour silver stream.

Pursuant to the Agreement, the Company acquired the Coeur Portfolio as described above, comprising of three royalties and one silver stream. Further details of the transaction and the Coeur Portfolio are available in a news release issued by the Company on June 12, 2017 and filed on SEDAR.

2.2	Acquisition Date

July 31, 2017

2.3	Consideration

The aggregate consideration of USD$13,000,000 was paid by the Company to Coeur as follows:

•

14,546,597 common shares of the Company representing approximately 19.9% of the pro-forma issued and outstanding common shares of the Company on a non-diluted basis, which common shares were issued at a price of US$0.44 (valued at a price equal to the 30-day volume weighted average price of the Company’s common shares as of the date immediate preceding the closing date); and

•

an unsecured convertible debenture in the principal amount of USD$6,677,475.63 and bearing interest at a rate of 5% per annum, which convertible debenture will automatically convert into common shares of the Company at the time of future equity financings (at such financing price) or future acquisitions (at such acquisition price) and enables Coeur Mining to maintain its 19.5% interest in the Company until the outstanding principal is either converted in full or otherwise repaid.

2.4	Effect on Financial Position

Following the completion of the transaction, the Coeur Portfolio is the principal focus of the business of the Company. The Company does not have any other current plans or proposals for any material changes in its business affairs.

2.5	Prior Valuations

No valuation opinion was required to be obtained in connection with the transaction.

2.6	Parties to Transaction

The transaction was not with an informed person, associate or affiliate of the Company as such terms are defined under National Instrument 51-102 – Continuous Disclosure Obligations.

2.7	Date of Report

March 14, 2018

Item 3	Financial Statements and Other Information

Pursuant to Part 8 of National Instrument 51-102, the following financial statements are attached hereto as Schedules “A” to “B”, respectively:

•	Schedule “A” – Audited ‘carve-out’ annual financial statements of the Coeur Portfolio for the year ended December 31, 2016.

•	Schedule “B” – Unaudited ‘carve-out’ interim financial statements of the Coeur Portfolio for the period ended June 30, 2017.

Coeur Mining, Inc. Royalty Carve-out
Combined financial statements
As of December 31, 2016 (audited) and 2015 (unaudited) and for the year ended December 31, 2016 (audited) and 2015 (unaudited)
As of June 30, 2017 and 2016 and for the six months ended June 30, 2017 and 2016 (unaudited)
(expressed in whole United States Dollars)

COEUR MINING, INC. ROYALTY CARVE-OUT

2

Independent Auditors’ Report

To the Directors of Coeur Mining, Inc.

We have audited the accompanying carve-out financial statements of the Royalty and Streaming Assets of Coeur Mining, Inc. (the "Royalty and Streaming Assets"), which comprise the carve-out balance sheet as at December 31, 2016, and the carve-out statements of comprehensive loss, changes in net investment and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Carve-out Financial Statements
Management is responsible for the preparation and fair presentation of these carve-out financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of carve-out financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these carve-out financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the carve-out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the carve-out financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the carve-out financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the carve-out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the carve-out financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the carve-out financial statements present fairly, in all material respects, the financial position of the Royalty and Streaming Assets as at December 31, 2016 and its financial performance and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Vancouver, British Columbia March 12, 2018
Chartered Professional Accountants

COEUR MINING, INC. ROYALTY CARVE-OUT
CARVE-OUT COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Six months ended June 30,		Twelve months ended December 31,
		2017	2016	2016	2015
	Notes	Unaudited	Unaudited	Audited	Unaudited
Revenue	4	$1,589,866	$2,501,852	$4,163,299	$9,068,734
COSTS AND EXPENSES
Costs applicable to sales(1)		705,627	937,164	1,719,176	3,520,322
Amortization		280,871	415,992	651,575	5,785,551
General and administrative		155,140	132,359	132,256	(28,155)
Write-downs	5	—	2,487,509	2,487,509	14,841,000
Total costs and expenses		1,141,638	3,973,024	4,990,516	24,118,718
OTHER INCOME (EXPENSE), NET
Interest expense, net of capitalized interest		—	—	(34,115)	—
Other, net		43,513	3,214	(12,605)	47,456
Total other income (expense), net		43,513	3,214	(46,720)	47,456
Income (loss) before income and mining taxes		491,741	(1,467,958)	(873,937)	(15,002,528)
Income and mining tax (expense) benefit		(16,623)	(23,212)	58,645	990,954
Income (loss) from continuing operations		475,118	(1,491,170)	(815,292)	(14,011,574)
Loss from discontinued operations	9	—	(2,187,852)	(1,843,371)	(4,097,385)
NET INCOME (LOSS)		$475,118	$(3,679,022)	$(2,658,663)	$(18,108,959)

(1) Excludes amortization.

The accompanying notes are an integral part of these carve-out combined financial statements.

COEUR MINING, INC. ROYALTY CARVE-OUT CARVE-OUT
COMBINED STATEMENTS OF CASH FLOWS

		Six months ended June 30,		Twelve months ended December 31,
		2017	2016	2016	2015
	Notes	Unaudited	Unaudited	Audited	Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)		$475,118	$(3,679,022)	$(2,658,663)	$(18,108,959)
Less: Net Income (loss) - Discontinued Operations		—	(2,187,852)	(1,843,371)	(4,097,385)
Net Income (loss) - Continuing Operations		475,118	(1,491,170)	(815,292)	(14,011,574)
Adjustments:
Amortization		280,871	415,992	651,575	5,785,551
Deferred taxes		44,839	—	—	(1,354,455)
Fair value adjustments, net	8	14,738	(78,717)	(28,330)	63,509
Other		(17,961)	(5,602)	16,027	(47,456)
Write-downs	5	—	2,487,509	2,487,509	14,841,000
Changes in operating assets and liabilities:
Receivables		(122,186)	912,804	481,010	1,238,589
Inventory		(42,435)	18,417	57,422	(106,915)
Accounts payable and accrued liabilities		242,855	(1,155,443)	(1,020,113)	(87,575)
Cash Provided By Operating Activities - Continuing Operations		875,839	1,103,790	1,829,808	6,320,674
Cash Provided By Operating Activities - Discontinued Operations		—	(475,654)	(289,015)	2,014,464
CASH PROVIDED BY OPERATING ACTIVITIES		875,839	628,136	1,540,793	8,335,138
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net	3	(4,000,000)	—	—	—
Cash Used in Investing Activities - Continuing Operations		(4,000,000)	—	—	—
Cash Provided in Investing Activities - Discontinued Operations		—	5,250,000	5,250,000	—
CASH (USED) PROVIDED IN INVESTING ACTIVITIES		(4,000,000)	5,250,000	5,250,000	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Net Investment		3,184,175	(9,858,216)	(10,802,316)	(5,873,990)
CASH PROVIDED BY FINANCING ACTIVITIES		3,184,175	(9,858,216)	(10,802,316)	(5,873,990)
Effect of exchange rate changes on cash and cash equivalents		13,111	651	(10,228)	(2,730)
INCREASE IN CASH AND CASH EQUIVALENTS		73,125	(3,979,429)	(4,021,751)	2,458,418
Cash and cash equivalents at beginning of period		568,694	4,590,445	4,590,445	2,132,027
Cash and cash equivalents at end of period		$641,819	$611,016	$568,694	$4,590,445

The accompanying notes are an integral part of these carve-out combined financial statements.

COEUR MINING, INC. ROYATLY CARVE-OUT
CARVE-OUT COMBINED BALANCE SHEETS

				December 31,	December 31,
		June 30, 2017	June 30, 2016	2016	2015
ASSETS	Notes	Unaudited	Unaudited	Audited	Unaudited
CURRENT ASSETS
Cash and cash equivalents		$641,819	$611,015	$568,694	$4,590,445
Receivables		735,461	181,785	613,182	1,101,050
Inventory		132,051	119,379	71,430	291,006
Prepaid expenses and other		—	203,178	—	—
Assets held for sale		—	—	—	614,266
		1,509,331	1,115,357	1,253,306	6,596,767
NON-CURRENT ASSETS
Mineral Interests		11,602,871	8,128,058	7,901,725	11,490,914
Asset held for sale		—	—	—	6,915,200
TOTAL ASSETS		$13,112,202	$9,243,415	$9,155,031	$25,002,881
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$232,429	$121,170	$98,504	$559,217
Accrued liabilities and other		140,895	1,157	12,069	598,694
		373,324	122,327	110,573	1,157,911
NON-CURRENT LIABILITIES
Deferred tax liabilities		1,095,484	1,202,677	1,050,645	2,388,625
		1,095,484	1,202,677	1,050,645	2,388,625
STOCKHOLDERS’ EQUITY
Net investment in subsidiaries		11,643,394	7,918,411	7,993,813	21,456,345
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$13,112,202	$9,243,415	$9,155,031	$25,002,881

The accompanying notes are an integral part of these carve-out combined financial statements.

COEUR MINING, INC. ROYALTY CARVE-OUT
CARVE-OUT COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

Net Investment in
In thousands	Subsidiaries
Balances at January 1, 2015	$45,439,294
Net income (loss)	(18,108,959)
Additional investment in subsidiaries	196,259
Dividend payments	(6,070,249)
Balances at December 31, 2015	$21,456,345
Net income (loss)	(2,658,663)
Additional investment in subsidiaries	849,687
Dividend payments	(11,653,556)
Balances at December 31, 2016	$7,993,813
Net income (loss)	475,118
Additional investment in subsidiaries	5,137,263
Dividend payments	(1,962,800)
Balances at June 30, 2017 (Unaudited)	$11,643,394

The accompanying notes are an integral part of these carve-out combined financial statements.

Coeur Mining, Inc. Royalty Carve-Out
Notes to Carve-out Combined Financial Statements

NOTE 1 - BASIS OF PRESENTATION

The Carve-out combined financial statements of Coeur Mining, Inc. Royalty Carve-out (“Royalty Carve-out” or “the Entity”) were prepared with the sole purpose of carving out the historic results of the mining royalty and streaming assets sold, pursuant to the Share and Asset Purchase Agreement (“Arrangement Agreement”) between Coeur Mining, Inc., Coeur South America Corp., CDE Australia PTY LTD and 0986566 B.C., ULC (“Coeur” or “the Company”) and Metalla Royalty & Streaming LTD. (“Metalla”).

These Carve-out Combined Financial Statements have been prepared for the specific purpose of inclusion in the Metalla’s public filings for purpose of proforma presentation. These Carve-out Combined Financial Statements reflect the financial position, statement of operations and comprehensive income, equity and cash flows related to the Coeur mining royalty and streaming assets sold to Metalla. As Coeur has not historically prepared financial statements for its royalty interests and since the royalty interests are owned by several different Coeur subsidiary entities, the carve-out financial statements have been prepared from the financial records of Coeur on a carve-out basis.

The Carve-out Combined Statements of Financial Position include all assets and liabilities directly attributable to Coeur Mining, Inc’s interest in the mining royalty and streaming assets sold to Metalla (“Subject Royalties”). The Carve-out Statements of Income and Comprehensive Income for each of the periods presented herein reflect revenues and expenses directly attributable to the Subject Royalties and an allocation of any Coeur general and administrative expenses that are directly and incrementally related to Coeur’s ownership of the Subject Royalties. The Subject Royalties are more specifically described in Note 3.

Management’s consideration of general and administrative expenses to allocate was based on management efforts and time incurred to manage the Subject Royalties as well as any other direct costs incurred in this respect. Management has concluded that there were no such direct and incremental general and administrative expenses incurred related to these Subject Royalties.

Due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, these Carve-out Combined Financial Statements may not necessarily reflect the financial position, results of operations and cash flows that would have been realized had Royalty Carve-out been a standalone entity during the periods presented.

These Carve-out Combined Financial Statements have also been prepared on the basis of accounting principles applicable to a going concern which assumes that the Entity will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Entity’s continuing operations, as intended, and its financial success may be dependent upon the completion of the Arrangement Agreement (note 10).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The Carve-out Combined Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles. The preparation of the Carve-out Combined Financial Statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the Carve-out Combined Financial Statements and reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to metal prices and mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of production amortization calculations, estimates of fair value for certain reporting units and asset impairments, valuation allowances for deferred tax assets, and the fair value and accounting treatment of derivative instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results will differ from the amounts estimated in these financial statements.

The interim Carve-out Combined Financial Statements presented herein for the six months ended June 30, 2017 and 2016 and twelve months ended December 31, 2015 are unaudited. In the opinion of management, all adjustments and disclosures necessary for the fair presentation of these interim statements have been included. The accounting policies and methods of computation applied in these interim Carve-out Combined Financial Statements are the same as those applied by the Entity in its Carve-out Combined Financial Statements as at and for the periods presented.

Cash and Cash Equivalents

Cash and cash equivalents include all highly-liquid investments with an original maturity of three months or less. The Company minimizes its credit risk by investing its cash and cash equivalents with major U.S. and international banks and financial Coeur Mining, Inc. Royalty Carve-Out Notes to Carve-out Combined Financial Statements institutions located principally in the United States with a minimum credit rating of A1, as defined by Standard & Poor’s. The Company’s management believes that no concentration of credit risk exists with respect to the investment of its cash and cash equivalents.

Receivables

Trade receivables and other receivable balances are reported at outstanding principal amounts, net of an allowance for doubtful accounts, if deemed necessary. Management evaluates the collectability of receivable account balances to determine the allowance, if any. Management considers the other party's credit risk and financial condition, as well as current and projected economic and market conditions, in determining the amount of the allowance. Receivable balances are written off when management determines that the balance is uncollectible.

Inventory

Inventories include concentrate. All inventories are stated at the lower of cost or market, with cost being determined using a weighted average cost method. Concentrate inventory includes product held by refineries. Concentrate inventory costs include direct labor, materials, depreciation, depletion and amortization as well as overhead costs relating to mining activities.

Mineral Interests

Significant payments related to the acquisition of mineral rights are capitalized. The value of the exploration potential is classified as non-depletable until such time as the technical feasibility and commercial viability have been established. Once the technical feasibility and commercial viability of extracting mineral resources from a respective royalty interest has been demonstrated, the royalty interest will be depreciated on a unit-of production method based on the estimated life of the ore reserves

Write-downs

We review and evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Asset impairment is considered to exist if the total estimated undiscounted pretax future cash flows are less than the carrying amount of the asset. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of future cash flows from other asset groups. An impairment loss is measured by discounted estimated future cash flows, and recorded by reducing the asset's carrying amount to fair value. Future cash flows are estimated based on estimated quantities of recoverable minerals, expected silver and gold prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans. During the twelve months ended December 31, 2016 and 2015, we recorded impairments of $2,487,509 and $14,841,000, respectively, to reduce the carrying value of Mineral Interests as part of Write-downs. Silver and gold prices are volatile and affected by many factors beyond the Company’s control, including prevailing interest rates and returns on other asset classes, expectations regarding inflation, speculation, currency values, governmental decisions regarding precious metals stockpiles, global and regional demand and production, political and economic conditions and other factors may affect the key assumptions used in the Company’s impairment testing. Various factors could impact our ability to achieve forecasted production levels from proven and probable reserves. Actual results may vary from the Company’s estimates and result in additional Write-downs.

Revenue Recognition

Revenue is recognized in based upon amounts contractually due pursuant to the underlying royalty or stream agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty or stream agreements subject to (i) the pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty or stream being fixed or determinable; and (iv) the collectability being reasonably assured.

Under the Company’s concentrate sales contracts with third-party smelters, silver prices are set on a specified future quotational period, typically one to three months, after the shipment date based on market prices. Revenue and Costs Applicable to Sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for provisional payment based upon provisional assays and forward metal prices. Final settlement is based on the average applicable price for the specified future quotational period and generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting and is adjusted to fair value through revenue each period until the date of final silver settlement.

Coeur Mining, Inc. Royalty Carve-Out
Notes to Carve-out Combined Financial Statements

Foreign Currency

The assets and liabilities of the Company’s foreign subsidiaries are measured using U.S. dollars as their functional currency. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency gains and losses are included in the determination of net income or loss.

Income and Mining Taxes

Provision for income taxes consists of current and deferred tax expense. Income tax expense is recognized in profit or loss except to the extent that it relates to a business combination or items recognized either in other comprehensive income or directly in equity.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods. Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for temporary differences associated with the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss and temporary differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Coeur Mining, Inc. Royalty Carve-Out
Notes to Carve-out Combined Financial Statements

NOTE 3 – MINERAL INTERESTS

Mineral Interests consist of the following:

June 30, 2017	Endeavor Stream	Zaruma Royalty	Joaquin Royalty	Total
Mineral interests	$31,732,497	$5,539,405	$4,000,000	$41,271,902
Accumulated amortization	(29,048,638)	(620,393)	—	(29,669,031)
Mining properties, net	$2,683,859	$4,919,012	$4,000,000	$11,602,871

December 31, 2016	Endeavor Stream	Zaruma Royalty	Joaquin Royalty	Total
Mineral interests	$31,732,497	$5,539,405	$—	$37,271,902
Accumulated amortization	$(28,749,784)	$(620,393)	—	$(29,370,177)
Mining properties, net	$2,982,713	$4,919,012	$—	$7,901,725

The following stream and royalty interests were acquired by the Carve-out entity at various times.

Endeavor Stream (Australia) - The Endeavor mine and associated mill facility is an underground silver and base metal operation in production since 1983 located in north-central New South Wales, Australia, about 30 miles (18 kilometers) northwest of the community of Cobar, accessible by paved road. The ore reserves at Endeavor are covered by five consolidated mining leases issued by the state of New South Wales to Cobar Operations Pty. Limited (“Cobar”), a wholly-owned subsidiary of CBH Resources Ltd. (“CBH”), which in turn is a wholly-owned subsidiary of Toho Zinc Co. Ltd. The leases form a contiguous block of 10,121 acres in size and expire between 2019 and 2027. The mine employs bulk mining methods and utilizes a conventional flotation mill to produce a concentrate that is sold to a third-party smelter. Power to the mine and processing facilities is provided by the grid servicing the local communities.

On May 23, 2005, the Company acquired silver production and reserves contained at the Endeavor Mine. Under the terms of the agreement, as modified in 2006, CDE Australia owns all silver production and reserves up to a total of 20.0 million payable ounces. CDE Australia has committed to pay Cobar an operating cost contribution of $1.00 for each ounce of payable silver (indexed annually and currently $1.32 an ounce as of June 30, 2017) plus a further increment when the silver price exceeds $7.00 per ounce.

At Endeavor, silver, lead, zinc and lesser amounts of copper mineralization are contained within sulfide lenses hosted in fine-grained sedimentary rocks of the Paleozoic-aged Amphitheatre Group. Sulfide lenses are elliptically-shaped, steeply-dipping to the southwest and strike to the northwest. Principal ore minerals are galena, sphalerite and chalcopyrite. Silver occurs with both lead- and zinc-rich sulfide zones.

Zaruma Royalty (Ecuador) - The Zaruma gold mine is operated and developed by Dynasty Metals & Mining and is located in the cantons of Zaruma and Portovelo, Province of El Oro, Ecuador. The mine is in pre-commercial production, with processing of ore to doré occurring at a processing plant located in Zaruma, Ecuador. The Company, through its wholly-owned subsidiary Coeur Capital, owns a 1.5% NSR royalty on the mine's production for the life of mine.

Joaquin Royalty (Mexico) - The Joaquin silver-gold exploration project is located in the Santa Cruz province of southern Argentina. The Joaquin property encompasses over 55,502 acres (22,461 hectares) of cateos and MDs. The geology of the Joaquin property consists dominantly of various volcanic rocks of the Jurassic-aged Chon Aike Formation, the host to most of the precious metal deposits discovered to date in the Santa Cruz province, with lesser amounts of intrusive rocks associated with the Chon Aike Formation. Collectively, the volcanic and intrusive rock units form a prominent geologic domain in the province termed the Deseado Massif. Silver and gold mineralization at Joaquin occurs in epithermal veins, breccia, stockwork veinlets and mantos within the favorable units of the Chon Aike Formation. Occurrences of lead and zinc mineralization have also been discovered. Locally, the rocks of the Deseado Massif are covered by Tertiary-aged basalt and younger unconsolidated sediments, that postdate silver and gold mineralization.

In February 2017, the Company sold the Joaquin silver-gold exploration project and as part of the consideration retained a 2.0% NSR royalty on the Joaquin project.

Coeur Mining, Inc. Royalty Carve-Out
Notes to Carve-out Combined Financial Statements

NOTE 4 – SEGMENT REPORTING

The Carve-out operating segments include the Endeavor stream and Zaruma royalty. Other includes the Joaquin royalty and the El Gallo royalty that was sold in April of 2016 and is presented as a discontinued operations (see Note 9).

Financial information relating to the Company’s segments is as follows:

	Endeavor	Zaruma
Six months ended June 30, 2017	Stream	Royalty	Other	Total
Revenue
Metal sales	$1,589,866	$—	$—	$1,589,866

Costs and Expenses
Costs applicable to sales(1)	705,627	—	—	705,627
Amortization	280,871	—	—	280,871
Other operating expenses	21,449	133,691	—	155,140
Other income (expense)
Other, net	4,757	38,756	—	43,513
Income and mining tax (expense) benefit	—	(16,623)	—	(16,623)
Net income (loss)	$586,676	$(111,558)	$—	$475,118
Segment assets(2)	$3,131,710	$5,980,492	$4,000,000	$13,112,202

(1) Excludes amortization
(2) Segment assets include receivables, prepaids, inventories, property, plant and equipment, and mineral interests

	Endeavor	Zaruma
Six months ended June 30, 2016	Stream	Royalty	Other	Total
Revenue
Metal sales	$2,395,457	$—	$—	$2,395,457
Royalties	—	106,395	—	106,395

Costs and Expenses
Costs applicable to sales(1)	937,164	—	—	937,164
Amortization	383,406	32,586	—	415,992
Write-downs	2,487,509	—	—	2,487,509
Other operating expenses	—	132,359	—	132,359
Other income (expense)
Other, net	5,602	(2,388)	—	3,214
Income and mining tax (expense) benefit	—	(23,212)	—	(23,212)
Loss from discontinued operations	—	—	(2,187,852)	(2,187,852)
Net income (loss)	$(1,407,020)	$(84,150)	$(2,187,852)	$(3,679,022)
Segment assets(2)	$3,426,067	$5,817,348	$—	$9,243,415

(1) Excludes amortization
(2) Segment assets include receivables, prepaids, inventories, property, plant and equipment, and mineral interests

Coeur Mining, Inc. Royalty Carve-Out
Notes to Carve-out Combined Financial Statements

	Endeavor	Zaruma
Twelve months ended December 31, 2016	Stream	Royalty	Other	Total
Revenue
Metal sales	$4,127,887	$—	$—	$4,127,887
Royalties	—	35,412	—	35,412

Costs and Expenses
Costs applicable to sales(1)	1,719,176	—	—	1,719,176
Amortization	644,051	7,524	—	651,575
Write-downs	2,487,509	—	—	2,487,509
Other operating expenses	—	132,256	—	132,256
Other income (expense)
Other, net	1,057	(13,662)	—	(12,605)
Interest expense		(34,115)	—	(34,115)
Income and mining tax (expense) benefit	—	58,645	—	58,645
Loss from discontinued operations	—	—	(1,843,371)	(1,843,371)
Net income (loss)	$(721,792)	$(59,385)	$(1,843,371)	$(2,624,548)
Segment assets(2)	$3,154,582	$6,000,449	$—	$9,155,031

(1) Excludes amortization
(2) Segment assets include receivables, prepaids, inventories, property, plant and equipment, and mineral interests

	Endeavor	Zaruma
Twelve months ended December 31, 2015	Stream	Royalty	Other	Total
Revenue
Metal sales	$8,732,230	$—	$—	$8,732,230
Royalties	—	336,504	—	336,504

Costs and Expenses
Costs applicable to sales(1)	3,520,322	—	—	3,520,322
Amortization	5,538,800	246,751	—	5,785,551
Write-downs	9,813,000	5,028,000	—	14,841,000
Other operating expenses	—	(28,155)	—	(28,155)
Other income (expense)
Other, net	(5,234)	52,690	—	47,456
Income and mining tax (expense) benefit	—	990,954	—	990,954
Loss from discontinued operations	—	—	(4,097,385)	(4,097,385)
Net income (loss)	$(10,145,126)	$(3,866,448)	$(4,097,385)	$(18,108,959)
Segment assets(2)	$7,135,486	$10,952,195	$6,915,200	$25,002,881

(1) Excludes amortization
(2) Segment assets include receivables, prepaids, inventories, property, plant and equipment, and mineral interests

Assets	June 30, 2017	December 31, 2016
Total assets for reportable segments	$12,470,383	$8,586,337
Cash and cash equivalents	641,819	568,694
Total consolidated assets	$13,112,202	$9,155,031

Geographic Information

Long-Lived Assets	June 30, 2017	December 31, 2016
Argentina	$4,000,000	$—
Ecuador	4,919,012	4,919,012
Australia	2,683,859	2,982,713
Total	$11,602,871	$7,901,725

Coeur Mining, Inc. Royalty Carve-Out
Notes to Carve-out Combined Financial Statements

	Six months ended June 30,		Twelve months ended December 31,
Revenue	2017	2016	2016	2015
Australia	$1,589,866	$2,395,457	$4,127,887	$8,732,230
Ecuador	—	106,395	35,412	336,504
Total	$1,589,866	$2,501,852	$4,163,299	$9,068,734

NOTE 5 – WRITE-DOWNS

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015
Mineral interests
Endeavor stream	$—	$2,487,509	$2,487,509	$9,813,000
Zaruma royalty	—	—	—	5,028,000
Total	$—	$2,487,509	$2,487,509	$14,841,000

The 2016 write-down of $2,487,509 was due to the impairment of the Endeavor silver stream. The operator of the Endeavor mine in Australia, on which the Company holds a 100% silver stream, announced in early 2016 a significant curtailment of production due to low lead and zinc prices. As a result, the Company recorded a $2,487,509 write-down of the mineral interest associated with the Endeavor silver stream at March 31, 2016.

In April 2016, the Company sold its tiered NSR royalty on the El Gallo mine to the operator, a subsidiary of McEwen Mining Inc., for total consideration of approximately $6,250,000, including $1,000,000 in contingent consideration. In anticipation of this sale, the Company recorded a $1,958,589 write-down of the mineral interest within the Other segment at March 31, 2016 which is include in Loss from Discontinued Operations and is not included in the amounts above (see Note 9).

The 2015 write-down of $14,841,000 related to the Endeavor silver stream and Zaruma royalty. The non-cash impairment charges were largely driven by significant decreases in long-term metal price assumptions and revised mine plans in the fourth quarter. For purposes of this evaluation, estimates of future cash flows of the individual reporting units were used to determine fair value. The estimated cash flows were derived from life-of-mine plans, developed using long-term pricing reflective of the current price environment and management’s projections for operating costs.

In 2015, an additional write-down of $5,647,000 related to the El Gallo royalty was recognized which is include in Loss from Discontinued Operations in the Other segment and is not included in the amounts above (see Note 9).

NOTE 6 - INCOME AND MINING TAXES

The components of consolidated Income (loss) from continuing operations before income taxes are below:

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015
United States	$—	$—	$—	$—
Foreign	491,741	(1,467,958)	(873,937)	(15,002,528)
Total	$491,741	$(1,467,958)	$(873,937)	$(15,002,528)

Coeur Mining, Inc. Royalty Carve-Out
Notes to Carve-out Combined Financial Statements

The components of the consolidated Income and mining tax (expense) benefit from continuing operations are below:

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015
Current:
Canada	$28,216	$(23,212)	$58,645	$(88,252)
Deferred:
Canada	(44,839)	—	—	1,079,206
Income tax (expense) benefit	$(16,623)	$(23,212)	$58,645	$990,954

The Carve-out Entity’s effective tax rate is impacted by recurring items, such as foreign exchange rates on deferred tax balances, uncertain tax positions, and the full valuation allowance on the deferred tax assets relating to losses in the United States and certain foreign jurisdictions. In addition, the Carve-out Entity’s effective income and mining tax rate is a function of the combined effective tax rates and foreign exchange rates in the jurisdictions in which it operates. Variations in the jurisdictional mix of income and loss and foreign exchange rates result in significant fluctuations in our consolidated effective tax rate.

A reconciliation of the Company’s effective tax rate with the federal statutory tax rate for the periods indicated is below:

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015

Income and mining tax (expense) benefit
at statutory rate	$(172,110)	$513,786	$305,878	$5,250,885
Change in valuation allowance	(211)	28,727	(20,754)	99,511
Foreign non-deductible expenses	6,937	(716)	(21,585)	18,869
Foreign exchange rates	(36,316)	—	(28,772)	759,891
Mineral interest related	(13,393)	(15,409)	93,367	—
Foreign tax impacts	22,467	(75,552)	(48,342)	(1,225,461)
Foreign tax credits and other, net	—	(28,727)	18,654	(90,856)
Other, net	176,003	(445,321)	(239,801)	(3,821,885)
Total	$(16,623)	$(23,212)	$58,645	$990,954

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015
Deferred tax liabilities:
Mining properties	$430,895	$533,146	$367,063	$1,753,850

Deferred tax assets:
Net operating loss carryforwards	79,247	28,229	60,303	36,463
Capital loss carryforwards	1,456	1,365	1,407	2,836
	80,703	29,594	61,710	39,299
Valuation allowance	(745,292)	(699,125)	(745,292)	(674,074)
	(664,589)	(669,531)	(683,582)	(634,775)
Net deferred tax liabilities	$(1,095,484)	$(1,202,677)	$(1,050,645)	$(2,388,625)

A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. The Company analyzes its deferred tax assets and, if it is determined that the Company will not realize all or a portion of its deferred tax assets, it will record or increase a valuation allowance. Conversely, if it is determined that the Company will ultimately be more likely than not able to realize all or a portion of the related benefits for which a valuation allowance has Coeur Mining, Inc. Royalty Carve-Out Notes to Carve-out Combined Financial Statements been provided, all or a portion of the related valuation allowance will be reduced. There are a number of factors that impact the Company’s ability to realize its deferred tax assets.

The Company has the following tax attribute carryforwards by jurisdiction:

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015
Regular net operating losses	$305	$109	$232	$135
Capital losses	11	11	11	11

Canadian net operating loss expiration	2033-2037	2033-2036	2033-2036	2033-2035
Canadian capital loss carryforward expiration	indefinite carryforward	indefinite carryforward	indefinite carryforward	indefinite carryforward

NOTE 7 – FAIR VALUE MEASUREMENTS

The operator of the Endeavor mine in Australia, on which the Company has a 100% silver stream, announced in early 2016 a significant curtailment of production due to low lead and zinc prices. As a result, Coeur recorded a $2,487,509 write-down of the mineral interest associated with the Endeavor silver stream within the Other segment at March 31, 2016. In April 2016, the Company sold its tiered NSR royalty on the El Gallo mine to the operator, a subsidiary of McEwen Mining Inc., for total consideration of approximately $6,250,000, including $1,000,000 in contingent consideration. In anticipation of this sale, the Company recorded a $1,958,589 write-down of the mineral interest within the Other segment at March 31, 2016.

The 2015 non-cash Mineral Interests t impairment charges totaling $20,488,000 were driven by significant decreases in long-term metal price assumptions and revised mine plans in the fourth quarter. The fair values of Mineral Interests were estimated using a discounted cash flow approach. The discounted cash flow model used significant unobservable inputs and is therefore classified within Level 3 for the fair value hierarchy.

The following table sets forth the quantitative and qualitative information related to the unobservable inputs used in the calculation of the Company's non-recurring Level 3 fair value measurements:

			Range / Weighted
Description	Valuation technique	Unobservable input	Average
Mineral interests	Discounted cash flow	Long-term silver price	$17.50
		Long-term gold price	$1,200

Coeur Mining, Inc. Royalty Carve-Out
Notes to Carve-out Combined Financial Statements

NOTE 8 – DERIVATIVE FINANCIAL INSTRUMENTS

Provisional Silver and Gold Sales

     The Company enters into sales contracts with third-party smelters and refiners which, in some cases, provide for a provisional payment based upon preliminary assays and quoted metal prices. The provisionally priced sales contracts contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable recorded at the forward price at the time of sale. The embedded derivatives do not qualify for hedge accounting and are marked to market through earnings each period until final settlement.

     At June 30, 2017, the Company had the following provisionally priced sales that settle as follows:

In thousands except average prices and notional ounces	2017	Thereafter
Provisional silver sales contracts	$1,067,129	$—
Average silver price	$16.87	$—
Notional ounces	63,256	—

     The following summarizes the classification of the fair value of the derivative instruments:

	June 30, 2017
	Prepaid	Accrued
	expenses and other	liabilities and other
Provisional silver sales contracts	$—	$26,807

	December 31, 2016
	Prepaid	Accrued
	expenses and other	liabilities and other
Provisional silver sales contracts	$—	$12,069

     The following represent mark-to-market gains (losses) on derivative instruments for the six months ended June 30, 2017 and 2016 and twelve months ended December 31, 2016 and 2015:

		Six months ended June 30,		Twelve months ended December 31,
Financial statement line	Derivative	2017	2016	2016	2015
Revenue	Provisional silver sales contracts	$(14,738)	$78,717	$28,330	$(63,509)

Coeur Mining, Inc. Royalty Carve-Out
Notes to Carve-out Combined Financial Statements

NOTE 9 – ASSETS HELD FOR SALE

In April 2016, the Company sold its tiered NSR royalty on the El Gallo mine to the operator, a subsidiary of McEwen Mining Inc., for total consideration of $6,250,000, including $1,000,000 in contingent consideration. The Company’s investment in the El Gallo NSR royalty has presented as held for sale with result of operation presented as discontinued operations and has been included in the Other segment.

	Six months ended June 30,		Twelve months ended December 31,
	2017	2016	2016	2015
Revenue	$—	$925,999	$925,999	$2,777,640
Income (loss) before taxes	—	(1,343,851)	(1,343,851)	(5,294,932)

NOTE 10 – COMMITMENTS AND CONTINGENCIES

General

The Carve-out entity is subject to certain investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the entity. Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the entity. In the opinion of management, none of these matters are expected to have a material effect on the results of operations or financial condition of the entity.

NOTE 11 – SUBSEQUENT EVENTS

In July 2017, the Company sold the Endeavor silver stream and our remaining portfolio of royalties to Metalla for total consideration of $12,971,878 comprised of $6,294,402 of Metalla shares and a $6,677,476 convertible debenture.